UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MEDICINOVA, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0927979
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4350 La Jolla Village Drive, Suite 950, San Diego, California 92122

(Address of principal executive offices)  (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Series A Participating Preferred Stock Purchase Rights
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

On November 24, 2006, the Board of Directors of MediciNova, Inc. (the “Company”) declared a dividend distribution of one “Right” for each outstanding share of common stock (the “Common Stock”) of the Company to stockholders of record at the close of business on December 11, 2006 (the “Record Date”). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock (the “Preferred Stock”), at a price of Seventy-Seven Dollars ($77.00) per one one-thousandth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as “Rights Agent.”

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earliest of the following: (i) a public announcement that a person, entity or group of affiliated or associated persons or entities (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (other than (A) as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, (B) the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary, and (C) certain other instances set forth in the Rights Agreement); or (ii) ten (10) business days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons or entities becoming an Acquiring Person (unless such tender offer or exchange offer is a Permitted Offer (defined below)).

Until the Distribution Date (or earlier redemption or expiration of the Rights, if applicable), (i) the Rights will be evidenced by certificates for Common Stock and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date upon transfers or new issuances of the Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for outstanding Common Stock will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable unless and until a Distribution Date occurs. The Rights will expire on the earliest of (i) consummation of a merger transaction with a person, entity or group who (x) acquired Common Stock pursuant to a Permitted Offer and (y) is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, (ii) redemption or exchange of the Rights by the Company as described below or (iii) November 23, 2016; provided, however, that, if a Distribution Date has not occurred prior thereto, the Rights will expire on the earliest to occur of the following: (a) the date of the Company’s annual stockholders’ meeting in 2007 in the event that the Rights Agreement is not ratified by the Company’s stockholders at or prior to such meeting or (b) the date of any Company annual stockholders’ meeting following the meeting in 2007 in the event that at least three successive such meetings shall have occurred at any time following the meeting in 2007 without the Rights Agreement being ratified at least once by the Company’s stockholders, as well as the Board of Directors, during the three-year period represented by such meetings (inclusive in such three-year period, for this purpose, of the date on which the third such meeting takes place).

The number of Rights associated with each share of Common Stock shall be proportionately adjusted in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock. The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights, options or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction (whether or not the Company is the surviving corporation) or fifty percent (50%) or more of the Company’s assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two (2) times the Purchase Price (such right being called the “Merger Right”). In the event that a person, entity or group becomes an Acquiring Person (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board of Directors who are not officers of the Company and are not Acquiring Persons (or affiliated or associated persons or entities thereof) to be fair to, and in the best interests of, the Company and its stockholders (a “Permitted Offer”)), then proper provision shall be made so that each holder of a Right will, for a sixty (60) day period (subject to extension under certain circumstances) thereafter, have the right to receive upon exercise that number of shares of Common Stock (or, at the election of the Company, which election may be obligatory if sufficient authorized shares of Common Stock are not available, a combination of Common Stock, property, other securities (e.g., Preferred Stock) or cash (including by way of a reduction in the Purchase Price)) having a market value of two (2) times the Purchase Price

(such right being called the “Subscription Right”). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person (or affiliated or associated persons or entities thereof) shall immediately become null and void.

At any time prior to the earlier to occur of (i) a person, entity or group becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may, following a person, entity or group becoming an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person (or certain related persons or entities) or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as the Acquiring Person triggering the Subscription Right beneficially owns securities representing less than twenty percent (20%) of the outstanding shares of Common Stock and at the time of redemption there are no other Acquiring Persons. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable.

In the event the Company receives a “Qualified Offer” (meaning a tender offer which, among other things, (a) is an all-cash offer for all outstanding shares of Common Stock at a price per share which is at least the higher of (x) $48.50 or (y) an amount equal to twenty-five percent (25%) higher than the higher of (1) the average closing price for shares over the period of thirty (30) trading days immediately preceding commencement of the offer or (2) the average closing price for shares over the period of five (5) trading days immediately preceding commencement of the offer, (b) includes a firm financing commitment which, when added to the offeror’s cash, will be sufficient, (c) has a non-waivable condition that the offeror must own, after consummating the offer, at least fifty percent (50%) of the shares of Common Stock then outstanding (other than shares already held by such offeror and its affiliates or associates or any director or officer of the Company), (d) stays open for at least sixty (60) business days (extended for any increase in price) and (e) commits the offeror to buy all other shares of Common Stock at the same price paid pursuant to the offer), and, following a ninety (90) day period thereafter during which the Company does not redeem the Rights, the Company receives a request from holders (other than the offeror and its affiliates or associates or any officer or director of the Company) of at least ten percent (10%) of the outstanding shares of Common Stock for the calling of a special stockholders’ meeting in order to consider whether to require the Company to redeem the outstanding Rights (or take similar action to nullify the Rights), then a special meeting will be held within sixty (60) days after receipt of such a request. If, at such meeting, holders of more than fifty percent (50%) of the outstanding shares of Common Stock (other than shares of the offeror or its affiliates or associates or any officer or director of the Company) vote for redemption of the Rights, then the Company will thereafter redeem the Rights (or take similar action) as promptly as practicable. If such a meeting is not held on or prior to the sixtieth (60th) day after a qualifying request is received (which period shall be extended if the Company is exercising reasonable efforts to hold such a meeting and has been prevented by circumstances reasonably beyond its control), the Company shall promptly thereafter redeem the Rights (or take similar action). However, the Company is not required to hold such a meeting unless the Qualified Offer at issue has an expiration date which is at least ten (10) business days after such meeting, and any obligations of the Company to hold such a meeting or to redeem the Rights in connection therewith are void in the event any person, entity or group becomes an Acquiring Person. In any event, upon the effective date of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Subject to applicable law, the Board of Directors, at its option, may at any time after a person, group or entity becomes an Acquiring Person (but not after the acquisition by such Acquiring Person of fifty percent (50%) or more of the outstanding shares of Common Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock at a rate of one share of Common Stock per Right (subject to adjustment) or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal, per share, to the greater of $1,000.00 or 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to (i) distribute depositary receipts in lieu of such fractional shares and (ii) make an adjustment in cash, in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, based on the market price of the Preferred Stock prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, holders of Rights may, depending upon the circumstances, recognize taxable income in the event (i) that the Rights become exercisable for (x) Common Stock or Preferred Stock (or other consideration) or (y) common stock of an acquiring company in the instance of the Merger Right as set forth above or (ii) of any redemption or exchange of the Rights as set forth above.

The Company and the Rights Agent retain broad authority to amend the Rights Agreement; however, following any Distribution Date any amendment may not adversely affect the interests of holders of Rights.

A copy of the Rights Agreement is available free of charge from the Company. THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, A COPY OF WHICH IS FILED HEREWITH AND INCORPORATED HEREIN BY REFERENCE.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 28, 2006

MEDICINOVA, INC.

By	/s/ Shintaro Asako
Shintaro Asako
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
4.1	Rights Agreement, dated as of November 24, 2006, between MediciNova, Inc., and American Stock Transfer & Trust Company, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement).